JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854
208-667-1328

03 April 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:       Karl Hiller, Branch Chief
Division of Corporation Finance
Joanna Lam

Ref:         JayHawk Energy, Inc.
Comment Letter dated March 9, 2009
File No. 000-53311

Ladies and Gentlemen:

The following is provided to address each of the individual comments submitted by Mr. Hiller in the correspondence dated March 9, 2009, and in accordance with our initial Edgar Submission response dated March 16, 2009.  The original comments relate to the Form 10-KSB for the Fiscal Year Ended September 30, 2008, and the Form 10-Q for the Fiscal Quarter Ended December 31, 2009.  The following responses refer to each of the comments by number.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Management Discussion and Analysis, page 8

1.           SEC Comment:  Please expand your disclosure under this heading and in your financial statements to explain that according to SEC reporting requirements, operations of the Candak property prior to your acquisition in January 2008 are deemed to be predecessor operations, and that you are therefore required to include financial statements of the operations for periods prior to your acquisition in your periodic report(s), specifically for activities from October 1, 2006 through January 16, 2008, the date of the acquisition.  Please also disclose the reasons that you are not providing these financial statements in your periodic reports, and explain the implications of this on your financing alternatives, and your inability to complete a registration with the SEC prior to having historical financial information for the requisite period subsequent to the acquisition.  We understand that you have been unable to obtain such financial statements from JED Oil (USA) Inc.

Registrant’s Response:

The following paragraph will be inserted on page 9 of the Management Discussion and Analysis immediately before the last paragraph before "Results of Operations":

Because of the significance of the acquired JED Oil (USA) Inc. properties on January 16, 2008, Securities and Exchange rules and regulations define operations of these five oil wells (the Candak properties) to be "predecessor operations".  As such, the Securities and Exchange Commission, through Rule 3-05 of Regulation S-X, requires a complete set of audited financial statements of the acquired predecessor operations be provided for at least the two most recent fiscal years.  Sufficient evidential material was unavailable to our external auditors (due to the previous operator being in bankruptcy proceedings and having limited staff) to prepare complete financial statements reflecting the carved out operations of the five wells for the period from October 1, 2006, through January 16, 2008, the date of the acquisition.  We did not have any previous relationship with the prior operator and there were no ongoing arrangements with the prior operator, JED Oil (USA) Inc.  As a consequence of failure to provide this information, the Company will be unable to complete a registration with the Securities and Exchange Commission prior to having sufficient historical financial information on these operations for a two year period.  This condition should be met with the completion of the fiscal year ending  September 30, 2009.

Note 6 - Proved and Developed Oil and Gas Properties, page 24

2.             SEC Comment:  Given your disclosure on page 9, indicating that a significant portion of your revenues during fiscal year 2008 were from sales of oil and natural gas, it appears that you will need to disclose (in the notes to your financial statements) the additional supplementary information specified in paragraphs 10 through 34 of SFAS 69.

 Registrant’s Response:

            SFAS 69 - Disclosures about Oil and Gas Producing Activities, paragraphs  10 through 34, is segregated into five sections: 1. Disclosures of Proved Oil and Gas Reserve Quantities (paragraphs 10-17) 2. Disclosure of Capitalized Costs Relating to Oil and Gas Producing Activities (paragraphs 18-20) 3. Disclosure of Costs Incurred in Oil and Gas Property Acquisitions, Exploration, and Development Activities (paragraphs 21-23) 4. Disclosure of the Results of Operations for Oil and Gas Producing Activities (paragraphs 24-29) and 5. Disclosure of a Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities (paragraphs 30-34).

Note 6 indicates that all of the proved reserves were acquired by purchase during the fiscal year ended September 30, 2008 and were located with the continental United States.  Depletion determined for the period reported upon is reflected within the note as well.  However, we recognize that we did not indicate the reserve base from which this was computed.  We will include in the Form 10-KSB for the Fiscal Year Ended September 30, 2008 a statement similar to the following:

The Company's oil reserves are calculated in accordance with SEC regulations and the requirements of the FASB.  For reserves to be recorded as proved they must be commercially producible; government approvals must be obtained, and depending on the amount of the project costs, senior management and the board of directors, must commit to fund the project.

The Company's reserve estimation and reporting process involves an annual independent third party reserve determination and appraisal.  The reserve estimates reported below are determined independently by the consulting firm of McDaniel & Associates Consultants Ltd. and are consistent with internal estimates.  The Company provided McDaniel & Associates with engineering, geological and geophysical data, actual production histories and other information necessary for the reserve determination.  Based on this evaluation the Company's net interest in proved developed reserves is disclosed in the following table; in thousands of barrels (Bbls):

	United States
Net Proved Developed Reserves:	North Dakota
	Gross	Net
At October 1, 2007	0	0
Revisions of previous estimates	0	0
Purchases of minerals in place	111	72
Production & sales of minerals in place	(21)	(13)
At September 30, 2008	90	58

In all subsequent annual reports we will provide a distinct segregated section entitled "Supplementary Oil and Gas Data", disclosing that the supplementary oil and gas data is presented in accordance with FAS No. 69, Disclosures about Oil and Gas Producing Activities.  This will include (1) costs incurred, capitalized costs and results of operations relating to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves, including reconciliation of changes therein.

We will provide an estimate of future net cash flows required by FAS 69 calculated by applying year end or current selling prices to estimated future production of our proved reserves, less estimated future production costs.  These estimated future net cash flows will be discounted at the prescribed rate of ten percent.

Controls and Procedures, page 32

3.            SEC Comment:  We note your disclosure indicating that management evaluated the effectiveness of your disclosure controls and procedures and concluded that these procedures are “designed at such a level as to provide reasonable assurance…”  Please expand your disclosure to clarify whether management concluded that your disclosure controls and procedures were effective or not effective to comply with Item 307 of Regulation S-B.

Registrant’s Response:

We recognize that Item 307 of Regulation S-B requires the registrant’s principal executive and principal financial officer to disclose their conclusions as to the effectiveness of the registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  This rule defines disclosure controls and procedures as those controls and procedures of the issuer designed to ensure information required to be disclosed by the issuer in the reports it files under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is communicated to the issuer’s management, including its principal executive and principal financial officers.

Internal control over financial reporting is defined as a process under the supervision of the principal executive and principal financial officer, and effected by the issuer’s board of directors and management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that: a) pertain to the maintenance of records in reasonable detail that fairly reflect the transactions and dispositions of the assets of the issuer; b) that receipts and expenditures of the issuer are being made only in accordance with the authorizations of management and directors of the issuer; and c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

The Form 10-KSB, as filed for the period ended September 30, 2008, presently reads on page 32, under Controls and Procedures, as follows:  “Based on the evaluation, management has concluded that our disclosure controls and procedures are designed at such a level as to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  We will modify this paragraph to read as follows:

Based on the evaluation, management has concluded that our disclosure controls and procedures are and were effective to ensure compliance with Item 307 of Regulation S-K, being designed at such a level as to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is accurately recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that all receipts and expenditures during the period were made only in accordance with the authorizations of management, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

4.            SEC Comment:  We note that you have not complied with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of September 30, 2008.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on this assessment of internal control over financial reporting.

Registrant’s Response:

Regulation 13A applies to “Reports of Issuers of Securities”.  Rule 13a-15, of Regulation 13A outlines the requirements concerning reports on “Controls and Procedures”. Paragraph b of Rule 13a-15 states that “each such issuer’s management must evaluate, with the participation of the principal executive and principal financial officers, the effectiveness of the issuer’s disclosure controls and procedures, as of the end of each fiscal quarter.

The Form 10-KSB, as filed for the period ended September 30, 2008, on page 32, the first paragraph under Controls and Procedures, (Evaluation of disclosure controls and procedures) presently reads as follows:  “Our management with the participation of our Audit Committee, our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of September 30, 2008".

However, we now recognize that in accordance with Item 308 of Regulation S-K a more formal report entitled “Management’s Annual Report on Internal Control over Financial Reporting” is required.  It is also our understanding that (as a non-accelerated filer) in accordance with SEC Release no. 33-8934 of June 26, 2008, an attestation report by our independent registered public accounting firm, as to the effectiveness of our internal controls, will be required for annual reports filed for fiscal years ending on or after December 15, 2009.  We therefore will include, in accordance with Item 308 of Regulation S-K, a management report that essentially will read as follows:

The Board of Directors, Chief Executive Officer, and Chief Financial Officer of JayHawk Energy, Inc. are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 of the Securities Exchange Act of 1934.  JayHawk’s internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and fair presentation of published financial statements.

The management of JayHawk, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of JayHawk’s internal control over financial reporting as of September 30, 2008.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on this assessment, management believes that, as of September 30, 2008, JayHawk’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the company’s independent registered public accounting firm as to the effectiveness of JayHawk’s internal controls over financial reporting due to a transition period established by rules of the Securities and Exchange Commission.  Our independent registered public accounting firm will be engaged to express an opinion on the effectiveness of our internal controls over financial reporting for the fiscal year ending September 30, 2009.

5.            SEC Comment:  Please expand your disclosure to clarify whether there were any changes in your internal controls over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect you internal control over financial reporting to comply with Item 308(c).

Registrant’s Response:

We will amend item (b) Changes in internal control over financial reporting, of Item 8A – Controls and Procedures, to read as follows:

During the fourth quarter of the fiscal year ending September 30, 2008, there were no changes in our internal control over financial reporting that have materially affected, or were reasonably likely to materially affect, or internal control over financial reporting.

6.            SEC Comment:  We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B, pertaining to internal control over financial reporting.

Registrant’s Response:

We will amend paragraph 4, of exhibits 31.1 and 31.2, to read as follows:  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant, and have:

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Control and Procedures, page 13

7.            SEC Comment:  Your disclosure explaining that there have been no significant changes in your internal controls over financial reporting subsequent to the date of the evaluation does not comply with Item 308(c) of Regulation S-K.  This guidance requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter (rather than subsequent to the date of the evaluation) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  Please modify your disclosure accordingly.

Registrant’s Response:

We agree with your observation and will amend Item 4(b) Changes in internal controls (page 13) to read as follows:  There were no significant changes in our internal controls, during this last fiscal quarter that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

8.            SEC Comment:  You will need to address the following additional points of non-compliance with Item 601(b)(31) of Regulation S-K, regarding certifications in Exhibit 31 from Mr. Gorrill and Mr. Ryman:

•	the introductory language concerning internal control over financial reporting, required in paragraph 4, is missing; and
•	the representation about the design of your internal control over financial reporting, required in paragraph 4(b) is missing.

Registrant’s Response:

We will amend paragraph 4, of exhibits 31.1 and 31.2, to read as follows:  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant, and have:

In paragraph 4 of Mr. Gorrill’s and Mr. Ryman’s certifications, items previously noted as (b) and (c) will be reassigned designations of (c) and (d) respectively and we will include as item (b) the following:

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

I hope this response letter adequately addresses the issues raised in your comment letter dated March 9, 2009.  Of course, if you require additional information or clarification, please contact me and I will respond.

Very truly yours,

/s/ Thomas G. Ryman
Name: Thomas G. Ryman
Title: Chief Financial Officer